Exhibit (a)(1)(J)
AMERICAN REPROGRAPHICS COMPANY
AGREEMENT TO TERMS OF ELECTION
BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFERING DOCUMENTS.
If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form, and if submitting a paper Election Form, please return the completed and signed Election Form to Araxi Sahakian at the Company via hand delivery or facsimile at (818) 500-1678 before 9:00 p.m., Pacific Time, on May 20, 2009, unless the Offer is extended.
You may change or withdraw this election by submitting a new properly completed and signed Election Form prior to the expiration date which will be 9:00 p.m., Pacific Time, on May 20, 2009, unless we extend the Offer.
By electing to exchange my Eligible Options, I understand and agree to all of the following:
     1. I hereby agree to exchange my Eligible Options for New Options as indicated on the Election Form in accordance with the terms of the Offer as set forth in the Offer to Exchange, dated April 22, 2009, of which I hereby acknowledge receipt. Each Eligible Option indicated on the Election Form will be cancelled on May 20, 2009 or, if the Offer is extended, on the extended expiration date. The New Options will be granted to me on May 21, 2009 in accordance with the terms of the Offer or, if the Offer is extended, on the first business day following the expiration of the Offer.
     2. The Offer is currently set to expire at 9:00 p.m. Pacific Time on May 20, 2009, unless ARC, in its discretion, extends the period of time during which the Offer will remain open.
     3. If I cease to be employed by ARC or its subsidiaries before ARC grants me New Options in exchange for my Eligible Options, I will not receive any new options. Instead, I will keep my current Eligible Options, and they will expire in accordance with their terms.
     4. Until May 20, 2009, I will have the right to amend the elections that I have made with respect to some or all of my Eligible Options that I elected to exchange. However, after that date I will have no ability to amend my election unless the Offer is extended. The last properly submitted election, whether electronically or in paper form, prior to the expiration of the Offer shall be binding. Until the Offer period closes on May 20, 2009, I may withdraw my tendered Eligible Options at any time prior to ARC’s acceptance of such options for exchange pursuant to the Offer.
     5. The tender of some or all of my Eligible Option grants will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by ARC of my Eligible Options for exchange pursuant to the Offer will constitute a binding agreement between ARC and me upon the terms and subject to the conditions of the Offer.
     6. I am the registered holder of the Eligible Options tendered hereby, and my name and other information appearing on the Election Form are true and correct.
     7. I am not required to tender some or all of my Eligible Options pursuant to the Offer.
     8. ARC and/or any independent firms hired with respect to the Offer cannot give me legal, tax or investment advice with respect to the Offer, and I have been advised to consult with my own legal, tax and investment advisors as to the consequences of participating or not participating in the Offer.
     9. Under certain circumstances set forth in the Offer to Exchange, ARC may terminate or amend the Offer and postpone its acceptance of the Eligible Options I have elected to exchange. Should the

Eligible Options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.
     10. I understand that, if I do not clearly mark the box electing to exchange each of my Eligible Options on the Election Form, such Eligible Options will not be exchanged.
I understand that if I participate in the Offer, I will receive new options with an exercise price equal to the closing price of ARC’s common stock on the first business day after the Expiration Date of this Offer to Exchange, which is expected to be Thursday, May 21, 2009. I further understand that my new options will be nonstatutory stock options and will vest in accordance with the following schedule: fifty percent (50%) of the shares subject to each new option will vest on the one-year anniversary of the new option grant date and the remaining fifty percent (50%) will vest on the two-year anniversary of the new option grant date, unless certain exercisability restrictions apply due to requirements under local law. I understand that vesting of the new options is subject to my continued service to ARC through each relevant vesting date and that my participation in the Offer and the receipt of new options does not provide me any guarantee or promise of continued service with ARC or its subsidiaries or affiliates.
I understand that neither ARC nor the Board of Directors of ARC is making any recommendation as to whether I should accept or refrain from accepting the Offer, and that I must make my own decision whether to tender my Eligible Options, taking into account my own personal circumstances and preferences. I understand that the exchanged options may decline in value when I decide to exercise such options. I further understand that past and current market prices of ARC common stock may provide little or no basis for predicting what the market price of ARC common stock will be when ARC grants me new nonstatutory options in exchange for my tendered Eligible Options or at any other time in the future.
Please read the Offer to Exchange; the Instructions; the Election Form; and the Agreement to Terms of Election.